NovaGold Resources Inc.

December 3, 2008

Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Dear Mr. White:

Re: Securities and Exchange Commission
Staff Comments dated November 21, 2008, regarding
NovaGold Resources Inc.
Form 40-F for the year ended November 30, 2007 filed March 4, 2008
File No. 1-31913

We received the staff's comments dated November 21, 2008, regarding the above-referenced filing. We are reviewing your comments and, due to activities related to the suspension of our Rock Creek operations and the closing of the books following our November 30 fiscal year-end, anticipate responding to your comments during the week of December 22, 2008.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 669-6227 or Kimberley Anderson at Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

NOVAGOLD RESOURCES INC.

RJM..n

Robert J. (Don) MacDonald
Chief Financial Officer

cc: Dorsey & Whitney LLP